

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2022

Roderick Wong
Chief Executive Officer
Health Sciences Acquisitions Corp 2
40 10th Avenue, Floor 7
New York, NY 10014

> **Re: Health Sciences Acquisitions Corp 2**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 22, 2022**
> **File No. 333-266660**

Dear Roderick Wong:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4

Business of Orchestra
Advancing a High-Impact Pipeline, page 224

1. We note your response to our previous comment 4 regarding next milestones and expected timing. Please revise to clearly state in the table or the footnotes whether an IDE or CTN has already been submitted for these trials or if they have not yet been submitted to give potential investors a better understanding of the timeline presented.

Business of Orchestra
Clinical Results, page 247

2. We refer to your revised disclosure on page 248 that eight SAEs out of 29 SAEs were

"adjudicated as 'highly probable', 'probable', or 'unlikely' related to the index procedure and/or the investigational device." Please revise to clearly explain the number of SAEs that are related to the procedure or device, and if these were all cardiac-related. You may separately disclose the number of SAEs that are "unlikely" to be related to the procedure or device.

You may contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Dorrie Yale at 202-551-8776 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Janeane Ferrari, Esq.